

June 7, 2011

Mr. Ying He
Chief Executive Officer
Deer Consumer Products, Inc.
Area 2, First Floor Building M-6
Central High-Tech Industrial Park
Nanshan, Shenzhen
China 518057

>   **Re: Deer Consumer Products, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
>   **File No. 1-34407**

Dear Mr. He:

We have examined your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business

General

1.   Please advise us supplementally whether you continue to anticipate that the new factory to be constructed in the Wuhu area of the AnHui Province will be completed in 2011.

2.   We note that the new factory to be constructed in the AnHui Province will increase your production capacity by 40%. Please advise us, with a view towards disclosure, whether your current factory operates at capacity. Likewise, advise us when management anticipates needing the additional capacity the new factory can provide, and whether the additional capacity will be brought on line incrementally or all at once.

Products, page 2

3.   Please revise the first sentence to clarify that Deer Consumer Products, Inc. is a holding company with no material assets other than the stock of its wholly-owned subsidiaries, that, through its operating subsidiary Winder, manufactures small home and kitchen appliances.

Industry Overview, page 2

4.   We note references to third party information, such as the 2009 CCID Consulting and China Market Monitor Co., Ltd., on page 2. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

Sales and Marketing, page 3

5.   Please revise here, and within your annual report, to provide more fulsome disclosure concerning how Deer increased sales of its Deer brand within the China domestic market by "establishing a direct channel presence" at retail locations.

6.   Please revise here, and within your annual report, likewise to more fully expand upon how Deer "continued its marketing program" to increase sales and product distribution to markets outside of China.

7.   We note you disclose that the company's Sales and Marketing department consisted of 150 employees at December 31, 2010. In light of your significant year over year increase in revenue, please disclose and tell us what this number was at December 31, 2009 and December 31, 2008 for comparative purposes.

8.   Also, please quantify the expansion of your sales channels to the extent that this is support for increases in revenue.

Customers, page 4

9.   We note that Song Qiao is identified as a 13% customer, yet is discussed nowhere else in your Form 10-K, including within Management's Discussion and Analysis. Please advise. We note the discussion of Gome and SuNing within that section of your Form 10-K.

Export Market, page 4

10.   Your statement that sales to customers outside of China accounted for 57%, 82%, and 95% of your revenues over the past three years appears to suggest a trend at variance with your statement in the following paragraph that, "We have experienced significant growth to customers in South America, Asia, Europe and the Middle East over the past three years." Please revise to address the apparent discrepancy, or advise us why you believe no revision is needed.

Intellectual Property, page 5

11.   We note your statement that in December, 2008 you entered into transfer agreements that *intended* to transfer the ownership of patents and trademarks from Messrs. He and He, Shenzhen De Mei Long Electric Appliances Co., Ltd, and Shenzhen Kafu Industrial Company Ltd., to Winder. Please advise us why there is uncertainty that such a transfer was, or has been, effected. Please advise us further what steps, if any, you have taken to effect the transfer of the referenced patents and trademarks. We note related risk factor disclosure at page 9, "[w]e may only have a perpetual, exclusive, worldwide and royalty-free license to use the patents and trademarks used in its business."

Governmental and Environmental Regulation, page 5

12.   Please revise to specify by name all governmental and environmental rules, regulations, laws, circulars, notices any other guidance, apply to the company's business and whether GuangDong Province or PRC national level authorities, naming all such authorities, necessitate compliance by the company.

Risk Factors, page 6

Loss or failure to renew any or all of its licenses and permits, page 7

13.   Please revise to specify by name which licenses and permits the company must maintain in order to operate its business, and whether all such permits and licenses are currently up to date.

We are a holding company that depends on cash flow from our wholly-owned subsidiaries to meet our obligations, page 11

14.   Please revise to indicate how much the company has set aside for purposes of the statutory reserve, and how much additional will be required for the company to meet the requirement of 50% of registered capital.

Tax laws and regulations in China…, page 12

15.   Indentify the privileged economic zone in which you operate and disclose the basis, if any, you will have to apply for renewed treatment prior to the expiration of December 31, 2011 and the basis for same. Further, disclose all steps you must take to make any such application and the anticipated schedule for same.

The acquisition by Deer International of Winder in 2008 may require further approval, page 13

16.   Please revise to indicate what further approval**s** and by whom and which regulatory authorities, all by name, may be required with respect to the April, 2008 acquisition by Deer International of the 100% equity interest in Winder from 50HZ Electric Limited. Indicate why there is uncertainty in this regard, and what steps, if any, you have taken to obtain such approvals.

17.   Please revise to indicate which PRC shareholders simultaneously controlled Deer International and 50HZ Electric Limited, such as to make Winder an affiliated PRC company.

18.   Likewise, please revise to indicate what steps you have taken to determine whether or not you needed to obtain further approval from MOFCOM insofar as Winder was an affiliated PRC company of the shareholders of 50HZ Electric Limited.

If the CSRC or another PRC regulatory agency determines that its approval is required in connection with public offerings, we may become subject to penalties., page 14

19.   Expand your disclosure to identify all laws, rules, regulations, circulars, notices, and authorities, both provincial and national, by name. Further, please provide us with your analysis as to the application of Circular 10. Provide us with the legal opinion upon which you rely.

20.   Please include a separate risk factor, as applicable, to address the SAFE Circular 142 requirement that the capital of a foreign-invested company settled in RMB converted from foreign currencies be only used for purposes "within the business scope approved by the applicable governmental authority" and "may not be used for equity investments within the PRC." Please address how this limitation may affect your ability to transfer the net proceeds from future offerings to your PRC subsidiaries. Here and throughout your document, please amend to identify all laws, rules, regulations, circulars, notices, and authorities, both provincial and national, by name.

Our PRC subsidiaries may be exposed to penalties by the PRC government due to noncompliance with taxation, land use and construction administration, environmental and employment rules., page 15

21.   To the extent that letters indicating compliance in the areas indicated within your risk factor heading are legally required, please advise why you have not obtained letters from the competent PRC governmental authorities confirming such compliance, except for the letter regarding discharge of wastes. Specifically list all required letters by name, if such letters are commonly known as a certain type of letter, name the PRC authorities responsible for issuing same, and which letters you have received versus which letters you have yet to receive and why. Indicate whether the absence of such letters extends to the construction and use of your new facility at Wuhu.

22.   Separately, provide us with an explanation as to the use of letters by PRC authorities to confirm compliance with various rules in China.

We operate in the PRC through our WFOE status initially approved by the local office of the PRC Ministry of Commerce, page 15

23.   Please revise to specifically identify all the ways in which you may not be in compliance with the "MOFCOM's local counterpart," naming the local authority and what parts of the approval procedures or interpretations may have changed or be different from your understanding. Separately, detail the effects on your business, financial condition, and results of operations should there be a loss of WFOE status for any of the reasons you have identified.

24.   Please provide us with the WFOE's business certificate and an English translation of same.

Dividends, page 17

25.   Please advise us of the basis for your belief that your subsidiaries are in compliance with the requirements of Circular 75.

Management's Discussion and Analysis, page 20

Overview, page 20

26.   Please revise this section to include an organizational chart that serves as a meaningful reference to your narrative disclosure. Distinguish between entities operating outside of China, and those operating within the PRC. Identify and explain the relationships between and among the holding company, the operating company, and your subsidiaries, Winder and Delta, be they contractual in nature, or otherwise. Likewise, please revise to indicate where Deer Technology and Anlin Technology, incorporated on April 30, 2010,

fall within your corporate structure. Include significant percentage ownership of all entities.

27.   Please advise us whether subsidiaries in addition to Winder are wholly-owned foreign enterprises. Please advise us whether each such WOFE has obtained a business license. Revise to indicate each such wholly-owned foreign enterprise' business scope. Supplementally, please provide us with a copy of each such business license along with an English translation.

28.   Please revise to indicate what operations your Delta subsidiary performs. We note your statement that you "operate through [y]our two wholly owned subsidiaries," but that Delta "transferred all its material former operations to Winder." Please also revise to indicate when the transfer to Winder of the Delta operations occurred.

29.   Please advise us, with a view towards disclosure, how the amounts of consideration Deer Technology and Anlin Technology paid for the land use rights in AnHui Province, $27 million and approximately $10 million, were agreed upon, and how they compare with other recent land valuations in the area.

Results of Operations

Year ended December 31, 2010 Compared to the Year ended December 31, 2009, page 23

Revenues, page 23

30.   We note that the underlying drivers for increases in revenues for the fiscal year ended December 31, 2010 (116% over the previous year) are largely the same as for the year ended December 31, 2009 (85.8% over the previous year), except that in the first quarter of 2010 you began "ramping up sales of our brand name products to Gome, another prominent national electronic appliance chain in China with over 1,100 stores." Please advise us, with a view towards disclosure, whether the Gome agreement is the underlying reason for the significant increase in revenues in the fiscal year just completed even as compared to the prior fiscal year's significant revenue increase. Amend to include material drivers and all other basis for line item increases and decreases.

31.   Please expand upon your disclosure in paragraph one to more fully discuss *how* you began ramping up sales of your brand name products in Gome during the first quarter of 2010. We note that but for brief disclosure in your "Business" section at pages 3 and 4, you do not appear to discuss the sales and marketing methods you employ to, for example, "establish a direct channel presence at a retail location," or how you "actively expand your sales channels into the hospitality, restaurant, and commercial channels." Please revise to more fully address the sales and marketing methods you employ at the Gome, SuNing, and other locations, including, for example, indicating how many personnel you employ in this area of your business. Likewise, please explain in more

detail what comprises your "marketing program to increase sales and distribution of products in emerging markets, such as South America, Asia, Africa, and the Middle East."

Gross Profit, page 23

32.   We note you attribute the increase in gross margin in 2010 to the increased sales in the China domestic market, which has higher margins. Please quantify in this discussion the total amount of gross profit earned from China domestic market sales in 2010 and 2009.

Operating Expenses, page 23

33.   Please revise to explain more fully why your selling expenses increased 157.7% "due to [y]our significant increase in revenues." For example, please quantify the specific expenses incurred, for example, in the hiring and retaining of additional staff, as part of total selling expenses that contributed to your 116% increase in revenues.

Sales, General and Administrative Expenses, page 25

34.   Please revise to explain how you "contracted out [y]our Delta subsidiary beginning in 2009."

Financial Statements, page F-3

35.   Your VAT receivable and taxes payable balances at December 31, 2009 do not appear to reconcile to previous financial reports filed. Please label your December 31, 2009 Balance Sheet column restated and provide a restatement footnote explaining the restatements.

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, page F-8

36.   In light of your significant accounts receivable balance, please disclose your payment terms and if applicable, granting of extended terms to any party, and advise us.

37.   If true, disclose your belief that the accounts receivable will be collected in the ordinary course of business within a year or advise us.

38.   Disclose in a separate footnote your policy for the timely recognition of credit losses and doubtful accounts. In light of the significant balance of accounts receivable as of December 31, 2010, please disclose any significant concentrations of receivables with a single party. Also, provide a roll-forward schedule to disclose the activities in this account beginning with the previous year's balance, collections, additions, write-offs, and the ending balance.

Intangible Assets, page F-9

39.   In light of the significance of the intangible asset identified as "Right to use land," please expand the table provided in this footnote to separately identify and quantify the cost of each acquired right by parcel. Also, please provide within this footnote additional details of what was actually acquired, including the size of each parcel, the location, the period of the land use right, and an explanation of how the company intends to use it. Disclose any regulatory deadlines or commitments to develop the land or state that there are none.

VAT Receivable

40.   Disclose in a separate footnote the nature of the VAT receivable, your collection experience, the anticipated timing of collection, and your policies for the timely recognition of credit losses, and advise us. Explain to us in detail your collection experience and why this is appropriately classified as a current asset.

Revenue Recognition, page F-11

41.   We note your disclosure that revenue is recognized at the date of shipment to customers when no other significant obligations of the Company exist and collectability is reasonably assured. Please explain your revenue recognition policy in the context of the Memorandum of Understanding provided as an exhibit to your 8-K/A filed April 30, 2010. The agreement appears to describe a commission-based arrangement. Please tell us when and how you recognize revenue for this arrangement and similar consignment/commission-based arrangements. Also tell us what percentage of your revenue comes from these types of arrangements.

Related Party Transactions

42.   We note on page 9 that the company licenses the right to use patents and trademarks from various related parties. Fully disclose in a separate footnote all related party transactions, balances, commitments, and arrangements. In addition, provide separate Risk Factor disclosure of any possible conflicts of interest with the company and any its executives or principle shareholders, and advise us.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Intangible Assets, page 9

43.   Please reconcile the $6,071,063 increase in cash flows from investing activities attributed to a refund of deposit on land use rights in your statement of cash flows, to your prepayment of land use rights balance at December 31, 2010 of $3,367,207.

44.   Further, please explain the $5,672,314 ($38,519,101+$3,367,207-$36,213,994) decrease in your gross right to use land to use land asset balance between December 31, 2010 and March 31, 2011.

Subsidy Income, page 10

45.   Please expand your disclosure with regard to your subsidy income to discuss how the company obtained the grant (e.g., did you apply for it, or was it awarded on some other basis), what is the total amount of the award and how was the amount determined/calculated, and what local government agency did you receive the grant from.

46.   We note that you have recorded a significant subsidy receivable. Please confirm that this receivable relates to the $999,232 in subsidy income recognized during the quarter and explain how you determined the appropriate period in which to recognize the income. Also disclose when the receivable is expected to be paid.

        Please revise your Form 10-K in response to these comments. You may wish to provide us with marked copies of your revised filing to expedite our review. Please furnish a cover letter with your amended Form 10-K that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised filing and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Mr. Zongshu Nie, Chief Financial Officer
    Via Facsimile